Exhibit 99.3
Dear Customer:
I am pleased to inform you that Intelligroup and NTT DATA, a leading Japan based IT services company, have entered into a merger agreement. The merger is subject to customary regulatory approvals.
NTT DATA is a publicly traded company in Japan with offerings that include consulting, systems integration and IT outsourcing with approximately 34,500 employees. They are one of the leading providers of IT services & solutions in Japan and internationally, with a strong focus on innovation and R&D.
After careful consideration, we agreed to be acquired by NTT DATA because it will help us serve our customers better in many ways, including:
1.	Greater Financial Strength: Being part of NTT DATA enables us to make greater investments in our infrastructure, technology, and training of our consultants.

2.	End to End Offerings: We will now be able to offer you Total Outsourcing: Hosting and Infrastructure Management in addition to ERP and extended ERP solutions.

3.	Enhanced Vertical Offerings: Our industry domain expertise is enhanced in Insurance, Financial Services, and Healthcare in addition to our traditional strengths in the Manufacturing, Life Sciences, Consumer Products, Services and High Tech segments.

4.	Greater Geographic Coverage: We now have better coverage in Continental Europe, Asia Pacific and Japan.

5.	Enhanced Global Delivery: We now have extended access to delivery resources in geographies such as Eastern Europe, China, and Malaysia, which will complement our existing strengths in India.

6.	Resource Scale: This gives us a combined strength of over 36,500 employees in over 40 countries giving us the scale to service our customers’ complex global engagements.

7.	Greater Growth prospects for our Employees: As our ability to serve our customers and win larger projects is greatly enhanced by this merger, this gives us an even better platform for our employees to learn and grow.
We firmly believe that all of the above will lay the foundation for Intelligroup to make an incremental leap in our ability to serve you. We sincerely hope and request your continued support as we embark on this journey. Over the next few days, we hope to interact with you to help answer any questions that you might have as well as to see how the combined company can service you better.
Regards,
Vikram Gulati
President and CEO